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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 7)



                               G & L Realty Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36127 11 09
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                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09
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1. Names of Reporting Persons.

    Lyle Weisman
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2. Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                       (b) [ ]
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3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds

    PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
     United States
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Number of                  7. Sole Voting Power
Shares
Beneficially                  85,900
Owned by                  ------------------------------------------------------
Each                       8. Shared Voting Power
Reporting
Person                    ------------------------------------------------------
With                       9. Sole Dispositive Power

                              85,900
                          ------------------------------------------------------
                          10. Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

     85,900
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    Approximately 3.7% based upon total number of shares shown outstanding on most recent Annual Report
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




CUSIP No. 36127 11 09

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1. Names of Reporting Persons.

    Asher Gottesman
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2. Check the Appropriate Box if a Member of a Group                     (a) [X]
                                                                        (b) [ ]
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3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds

   PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   United States
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Number of                  7. Sole Voting Power
Shares
Beneficially                  35,110
Owned by                  ------------------------------------------------------
Each                       8. Shared Voting Power
Reporting
Person                    ------------------------------------------------------
With                       9. Sole Dispositive Power

                              35,110
                          ------------------------------------------------------
                          10. Shared Dispositive Power

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    35,110
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    Approximately 1.5% based upon total number of shares shown outstanding on most recent Annual Report
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14. Type of Reporting Person

    IN
--------------------------------------------------------------------------------

CUSIP No. 36127 11 09
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1. Names of Reporting Persons.

   Len Fisch
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2. Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                       (b) [ ]
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3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds

   PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                      [ ]
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6. Citizenship or Place of Organization

   United States
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Number of              7. Sole Voting Power
Shares
Beneficially          ----------------------------------------------------------
Owned by               8. Shared Voting Power
Each                      167,100 joint voting power with Igor Korbatov
Reporting             ----------------------------------------------------------
Person With            9. Sole Dispositive Power

                      ----------------------------------------------------------
                      10. Shared Dispositive Power
                          167,100 joint dispositive power with Igor Korbatov
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    167,100, jointly with Igor Korbatov
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    Approximately 7.16% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14. Type of Reporting Person

    IN
--------------------------------------------------------------------------------

CUSIP No. 36127 11 09
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1. Names of Reporting Persons.

   Igor Korbatov
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2. Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds

   PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   United States
--------------------------------------------------------------------------------

Number of                 7. Sole Voting Power
Shares
Beneficially             -------------------------------------------------------
Owned                     8. Shared Voting Power
by                           167,100 joint voting power with Len Fisch
Each                     -------------------------------------------------------
Reporting                 9. Sole Dispositive Power
Person
With                     -------------------------------------------------------
                         10. Shared Dispositive Power
                             167,100 joint dispositive power with Len Fisch
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    167,100, jointly with Len Fisch
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    Approximately 7.16% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14. Type of Reporting Person

    IN
--------------------------------------------------------------------------------

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001 is hereby further amended by this Amendment No. 7. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through July 9, 2001 by Lyle Weisman was approximately $1,045,327.
The aggregate purchase price for the shares of Common Stock purchased through July 9, 2001 by Asher Gottesman was approximately $420,175.
The aggregate purchase price for the shares of Common Stock purchased through July 9, 2001 by Len Fisch and Igor Korbatov was approximately $2,035,468.


ITEM 4. PURPOSE OF TRANSACTION
Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001. On June 5, 2001 the Reporting Persons delivered a proposal to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock") (including Common Stock issuable upon conversion of Partnership Interests), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

By an amendment to the Offer dated June 22, 2001, the Reporting Persons (1) increased the cash price offered for the Common Stock to $15.25 per share, and
(2) withdrew that portion of the Offer relating to a purchase of the assets of the Company.

On July 6, 2001, the Reporting Persons presented a second amendment to the Offer (the "Revised Offer") to the Special Committee. Under the Revised Offer the Reporting Persons increased the cash price per share to $16.00 subject to:

     - Acquiring 100% of the Common Stock
     - Satisfactorily completing corporate and legal due diligence
     - Limiting price adjustments following completion of due diligence to a floor of $15.25 per share if the Reporting Persons elect to continue with the transaction.

At the Company's election the Reporting Persons have indicated their willingness to acquire less than all, but not less than 50.1% of the Common Stock, giving effect to outstanding Common Stock equivalents including partnership units and to the share ownership of the Reporting Persons, at a price per share of $15.25. In this event the Reporting Persons have indicated that they are willing to move forward with the transaction without requiring a contingency for due diligence.

The Revised Offer:

     - Contemplates that the Reporting Persons will make a good faith deposit of $750,000 within three business days following acceptance of the Revised Offer
     - Remains subject to negotiating and executing a definitive and customary acquisition agreement
     - Remains subject to termination of the Agreement and Plan of Merger dated as of May 10, 2001 (the "Merger Agreement") between the Company and an entity beneficially owned by Daniel M. Gottlieb and Steven D. Lebowitz, who are the principal shareholders, officers and directors of the Company
     - Is scheduled to expire at 6:00 p.m. Pacific Daylight Time on Friday,
       July 13, 2001.

A copy of the Revised Offer is attached as Exhibit B. The description herein of the Revised Offer is qualified in its entirety by reference to Exhibit B.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)


                       Aggregate Number of Shares
                           Beneficially Owned                Approximate Percentage of Class
--------------------------------------------------------------------------------------------
Lyle Weisman                  85,900                                    3.7%

Asher Gottesman               35,110                                    1.5%

Len Fisch and
Igor Korbatov                167,100                                   7.16%


(b)

1.   Lyle Weisman has sole voting and dispositive power over his 85,900 shares.
2. Asher Gottesman has sole voting and dispositive power over his 35,110 shares.
3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 167,100 shares.

(a)  Transactions effected during the past sixty days:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001.

The following are Common Stock purchases by the Reporting Persons through July 9, 2001:

1.   Lyle Weisman stock purchases, all in open market transactions:


Date           Number of Shares Purchased          Price Per Share
------------------------------------------------------------------
7-5-01                   600                           $13.55
7-5-01                 1,000                           $13.95

7-6-01                 1,000                           $13.95
7-6-01                   900                           $13.90
7-9-01                   500                           $14.00


2.   Asher Gottesman stock purchases, all in open market transactions:

Date        Number of Shares Purchased              Price Per Share
-------------------------------------------------------------------
7-5-01               500                               $13.65
7-5-01               100                               $13.70
7-5-01               400                               $13.75
7-9-01               800                               $14.00


3. Len Fisch and Igor Korbatov stock purchases, all in open market transactions:

Date        Number of Shares Purchased              Price Per Share
-------------------------------------------------------------------
7-5-01               800                               $13.50
7-5-01               200                               $13.55
7-5-01               400                               $13.70
7-5-01               100                               $13.80
7-5-01               100                               $13.85
7-5-01             1,200                               $13.90
7-5-01               200                               $13.98
7-5-01             2,600                               $14.00
7-9-01             1,400                               $14.00


(d)  Not applicable.

(e)  Not applicable.





ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A, Joint Filing Agreement among the Reporting Persons. Exhibit B,

Second Amendment to Offer to Purchase G & L Realty Corp.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 9, 2001

/s/ Lyle Weisman
------------------------
Lyle Weisman

Date:  July 9, 2001

/s/ Asher Gottesman
------------------------
Asher Gottesman

Date:  July 9, 2001

/s/ Len Fisch
------------------------
Len Fisch

Date:  July 9, 2001

/s/ Igor Korbatov
------------------------
Igor Korbatov


                                    EXHIBIT A
                             Joint Filing Agreement

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001


                                         /s/ Lyle Weisman
                                         ---------------------------
                                         Lyle Weisman

                                         /s/ Asher Gottesman
                                         ---------------------------
                                         Asher Gottesman

                                         /s/ Len Fisch
                                         ---------------------------
                                         Len Fisch

                                         /s/ Igor Korbatov
                                         ---------------------------
                                         Igor Korbatov

                                   Exhibit B
Second Amendment to Offer to Purchase G & L Realty Corp.


                                  July 6, 2001



Board of Directors and
Special Committee of the
Board of Directors
G&L Realty Corp.
439 North Bedford Drive
Beverly Hills, California 90210

         Re:      Second Amendment to Offer by WGFK
                  to Purchase G&L Realty Corp.

Gentlemen:

     By letter dated June 5, 2001, Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (collectively, "WGFK") offered to acquire, at the election of G&L Realty Corp. (the "Company"), either (a) all of the issued and outstanding common stock of the Company, but not less than a majority ("Company Stock"), or
(b) all of the assets of the Company (the "Offer"). By letter dated June 22, 2001, WGFK amended the Offer by increasing the purchase price per share in paragraph A.1 to $15.25 per share, and by deleting a reference to the purchase of the Company's assets set forth in Section B of the Offer.

     After review of recent Company filings, WGFK hereby further amends the Offer as set forth below.

     1. Acquisition of all Company Stock. The price per share set forth in Paragraph A.1 of the Offer is increased to $16.00 per share, subject to satisfactory completion of the customary corporate and legal due diligence outlined in Paragraph A.3 of the Offer, but may not be adjusted to less than $15.25 per share if WGFK elects to continue with the transaction. The amount of the Company Stock to be acquired by Newco shall be 100%.

     2. Acquisition of less than all of the Company Stock. At the Company's election, WGFK is prepared to acquire less than all, but not less than 50.1%, of the Company Stock, after giving effect to outstanding common stock equivalents and including partnership units and to share ownership of WGFK, at $15.25 per share. In that event, WGFK is prepared to move forward with the transaction without requiring a contingency for due diligence.

     3. Definitive Agreement. The Offer, as herein amended, remains subject to the negotiation and execution of a definitive and customary agreement for the acquisition of the Company Stock and the termination of the merger agreement between the Company and the Offering Insiders.

     4. Good Faith Deposit. Within three business days of your accepting this Amended Offer, WGFK shall deliver into an interest-bearing trust account of your counsel, Ballard Spahr Andrews & Ingersoll, LLP, a cashier's check in the amount of $750,000 (the "Good Faith Deposit"). The Good Faith Deposit shall be credited towards the purchase price of the Company Stock, and shall become non-refundable upon execution of a definitive agreement (the "Acquisition Agreement"), provided that the Company shall refund the Good Faith Deposit if the transaction is unable to close prior to September 30, 2001, for any reason other than a breach of the Acquisition Agreement by WGFK.

     5. Expiration. The expiration date of the Offer, as herein amended, is 6:00 p.m. Pacific Daylight Time, on Friday, July 13, 2001.

     Except as indicated above, all other terms and conditions of the Offer remain in effect. The undersigned has been authorized to execute this Second Amendment to Offer by each of the other persons constituting WGFK. If you have any questions, please do not hesitate to contact WGFK through its counsel at the following address and phone number:


                           Aaron A. Grunfeld Esq.
                           Resch Polster Alpert & Berger LLP
                           10390 Santa Monica Boulevard, 4th Floor
                           Los Angeles, California 90025-5058
                           Telephone (310) 277-8300
                           Facsimile (310) 552-3209

     In closing, we note that whether you elect to accept our offer to buy all of the Company Stock at $16.00 per share, or elect for us to acquire less than all of the Company Stock, but not less than 50.1% thereof, at $15.25 per share, without a due diligence contingency, public shareholders will receive the benefit of a premium ranging from 27.1% to 33-1/3% over the price per share set forth in the transaction documents between the Company and the Offering Insiders.

     Thank you.



                               Very truly yours,

                               WGFK


                               -----------------------------------
                               By: Igor Korbatov



ACCEPTED:

(Please check one)

[ ] Option A - 100% of Company Stock at $16.00 per Share

[ ] Option B - At least 50.1% of Company Stock at $15.25 per Share

On behalf of the Members of the
Board of Directors of the Company



By:
   -------------------------------
         Its:
             ---------------------
Date:
     -----------------------------